Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Release Timing for
Q1 2024 Results and Conference Call

CALGARY, ALBERTA – May 13, 2024 - Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to confirm that the release of its operating and financial results for the quarter ended March 31, 2024, is planned after the market closes on May 15, 2024. The Company has scheduled a conference call on the morning of Thursday, May 16, 2024 to discuss the results. Access details for the conference call are provided below.

Conference Call Details

Greenfire plans to host a conference call on Thursday, May 16, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q1 2024 results as well as host a question-and-answer session with investors.

●	Date: Thursday, May 16, 2024

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link:

o	https://www.gowebcasting.com/13210

●	Dial In:

o	North America: 1-844-763-8274

o	International: +1-647-484-8814

NYSE Continued Listing Standard Compliance

As announced on March 19, 2024, the Company was previously notified by the New York Stock Exchange (“NYSE”) that it was not in compliance with NYSE’s continued listing standard, which requires all listed companies to have a minimum of 400 public stockholders on a continuous basis. Following the Company’s additional public listing on the Toronto Stock Exchange in February 2024 and the expiration of a six month lockup on a material portion of the Company’s shares in March 2024, Greenfire has established a public stockholder base that exceeds 400 holders and has resolved this compliance requirement.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the Company’s compliance with the NYSE’s continued listing standard.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com